Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY  10153

September 9, 2011
VIA EDGAR

Mr. Bruce R. MacNeil
Senior Counsel
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:           Request for Withdrawal of Application of Partners’ Non-Qualified Pension Investment Fund and Weil, Gotshal & Manges LLP, File No. 813-00381

Dear Mr. MacNeil:

I am writing on behalf of Weil, Gotshal & Manges LLP (“Weil”) and Partners’ Non-Qualified Pension Investment Fund (the “Fund,” and together with Weil, the “Applicants”) to respectfully request the withdrawal of the Applicants’ application for an order under Sections 6(b) and 6(e) of the Investment Company Act of 1940, as amended (the “Application”), filed by Weil with the Securities and Exchange Commission on April 6, 2011 (File No. 813-00381).

Applicants request the withdrawal of the Application because it is duplicative of an identical application with respect to the Applicants filed by the Fund on April 6, 2011 (File No. 813-00380).  From this date forward, all amendments and other filings regarding the Application will be filed under File No. 813-00380.

Please do not hesitate to contact me at (212) 310-8933 with any questions.

Sincerely,

/s/ David Wohl